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                                                                       EXHIBIT 4

                             SHAREHOLDERS AGREEMENT
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Made and entered into on the 26th day of November 1997, among and between
Horsham Enterprises Limited ("Horsham") of Columbus Centre Building, Wickams Cay, Road Town, Tortola, British Virgin Islands, Haim Nissenson of 12 Medinat Hayaudim Hertzliya B 46120 Israel ("Nissenson") and Yair Grinberg of 12 Medinat Hayaudim Hertzliya B 46120 Israel ("Grinberg").

WHEREAS: The parties hereto are shareholders in Rada Electronics Enterprises Limited ("Rada"); and

WHEREAS: The parties hereto are desirous of entering into this Agreement in order to ensure the continuity and stability of the business of Rada and the good management and operation of its affairs,

NOW THEREFORE IN CONSIDERATION of the MUTUAL COVENANTS and ON THE TERMS AND CONDITIONS HEREINAFTER APPEARING, THE PARTIES HERETO AGREE as follows:


1. The parties hereto hereby agree to pool together the voting rights conferred by the shares held by them respectively so that at any general meeting of Rada, whether annual, ordinary or extraordinary, the parties, or their proxies, shall vote in all matters according to the recommendations of the Board.

2. The parties hereby acknowledge that they will exercise the voting rights as aforesaid to their best judgment in the interests of Rada with a view to achieve, inter alia;

     (a)  that Rada's affairs will be properly managed;

     (b) that Rada will adopt a dividend policy whereby an annual distribution of dividend will be assured provided that the Board, at its full discretion, deems Rada has enough cash available to enable it to distribute such dividends.

     (c) that any new research and development of new product or plan shall not be carried out without the prior express approval of the Board of Directors.

3. It is hereby further agreed that Horsham shall be entitled to have at any one time two of its nominees as Directors in Rada. The parties hereto shall take all measures in order to achieve such election.

4. The parties hereto shall make their best endeavors to achieve that Rada shall engage Messrs. Howard Yeung and Kenneth Yeung as Rada's business consultants in the Far East and that each of them shall be granted by Rada an option to purchase, by way of allotment, 30,000 shares in Rada at a discount of 20% of the Market Price (as hereinafter

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     defined) of Rada's shares on the date of grant of the relevant option. Such options shall be valid for a period of 10 years.

     For the purpose of this Section 4, "Market Price" shall mean the average closing bid price of Rada's shares on the five (5) trading days immediately preceding the date of grant of the relevant option.

5. The parties hereby confirm that neither of them shall be liable for any error of judgment nor for any act or omission, nor for anything which it may do or refrain from doing in good faith, nor shall it bear any accountability hereunder except for wilful misconduct.

6. This Agreement shall be governed by, and construed in accordance with, Israeli law and the parties hereto hereby agree to the jurisdiction of the competent Courts of the City of Tel-Aviv.

     IN WITNESS WHEREOF THE PARTIES HERETO HAVE HEREUNTO SET THEIR HANDS AS OF THE DAY AND YEAR FIRST ABOVE WRITTEN.


HORSHAM ENTERPRISES LTD.        Haim Nissenson             Yair Grinberg



/s/ Roy K.C. Chan            /s/ Haim Nissenson          /s/ Yair Grinberg
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